UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-38791

LUMINAR TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

N/A*
(800) 532-2417
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
* If to the liquidation trustee, then c/o Dundon Advisers LLC, 565 Fifth Avenue, 16th Floor, New York, NY 10017

Class A common stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Luminar Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2026	Luminar Technologies, Inc.
	By:	/s/ Thomas Beaudoin
Name:	Thomas Beaudoin
Title:	Chief Financial Officer